SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)1

                                  GEHL COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    368483103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 22, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)

                              (Page 1 of 13 Pages)
--------
     1            The  remainder  of this  cover  page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------               ----------------------------------
CUSIP No. 368483103                 13D          Page 2 of 13 Pages
-------------------------------               ----------------------------------


================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               NEWCASTLE FOCUS FUND II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |x|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    154,000
  OWNED BY
    EACH
 REPORTING     -----------------------------------------------------------------
PERSON WITH        8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                154,000
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     154,000
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     2.9%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------               ----------------------------------
CUSIP No. 368483103                 13D          Page 3 of 13 Pages
-------------------------------               ----------------------------------


================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 NEWCASTLE PARTNERS, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |x|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                       94,200
  OWNED BY
    EACH       -----------------------------------------------------------------
 REPORTING         8         SHARED VOTING POWER
PERSON WITH
                                   -0-
               -----------------------------------------------------------------
                   9         SOLE DISPOSITIVE POWER

                                   94,200
               -----------------------------------------------------------------
                  10         SHARED DISPOSITIVE POWER

                                   -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     94,200
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     1.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------               ----------------------------------
CUSIP No. 368483103                 13D          Page 4 of 13 Pages
-------------------------------               ----------------------------------


================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      MARK E. SCHWARZ
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |x|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    94,200
  OWNED BY     -----------------------------------------------------------------
    EACH           8      SHARED VOTING POWER
 REPORTING
PERSON WITH                     154,000
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                94,200
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                154,000
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     248,200
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     4.6%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------               ----------------------------------
CUSIP No. 368483103                 13D          Page 5 of 13 Pages
-------------------------------               ----------------------------------


================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 CIC EQUITY PARTNERS, LTD.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |x|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    97,800
  OWNED BY
    EACH
 REPORTING     -----------------------------------------------------------------
PERSON WITH        8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                97,800
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     97,800
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     1.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------               ----------------------------------
CUSIP No. 368483103                 13D          Page 6 of 13 Pages
-------------------------------               ----------------------------------


================================================================================
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                       PAUL DEROBBIO
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |x|
                                                                         (b) |_|
--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   97,800
   OWNED BY
     EACH
  REPORTING    -----------------------------------------------------------------
 PERSON WITH       8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                97,800
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     97,800
--------------------------------------------------------------------------------
      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     1.8%
--------------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------               ----------------------------------
CUSIP No. 368483103                 13D          Page 7 of 13 Pages
-------------------------------               ----------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                    HAROLD C. SIMMONS
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |x|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    -0-
  OWNED BY
    EACH
 REPORTING     -----------------------------------------------------------------
PERSON WITH        8      SHARED VOTING POWER

                                154,000
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                -0-
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                154,000
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     154,000
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     2.9%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------               ----------------------------------
CUSIP No. 368483103                 13D          Page 8 of 13 Pages
-------------------------------               ----------------------------------


         The following  constitutes  Amendment No. 1 ("Amendment  No. 1") to the
Schedule 13D filed by the undersigned. This Amendment No. 1 amends the Schedule 13D as specifically set forth.

   Item 4 is amended to add the following paragraph:

                  Two of the Reporting Persons, CIC and Newcastle Partners, have proposed to acquire, through an appropriate acquisition entity to be formed, the outstanding capital stock of the Issuer in a negotiated transaction. CIC and Newcastle Partners believe that such a transaction would provide the Issuer's stockholders with an opportunity to maximize the present value of their investment. CIC and Newcastle Partners delivered a letter dated December 22, 2000 to the Issuer submitting an offer to acquire the outstanding capital stock of the Issuer for $18.00 per Share in cash. The offer is subject to certain conditions, including completion of due diligence, obtaining all necessary financing, obtaining all necessary consents and approvals, including board and stockholder approval, amendment of the shareholder rights plan, waiver of any anti-takeover provisions and certain other customary conditions. A copy of the December 22, 2000 letter is filed as an exhibit to this Schedule 13D and incorporated herein by reference. CIC and Newcastle Partners are prepared to immediately enter into negotiations with the Issuer to finalize the terms of the proposed transaction.

   Item 5(a) and (b) are amended to read as follows:

                  (a) and (b) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 5,374,621 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 and filed with the Securities and Exchange Commission on November 9, 2000.

                  As of the close of business on December 22, 2000, Newcastle Focus beneficially owned 154,000 Shares of Common Stock, constituting approximately 2.9% of the Shares outstanding. Newcastle Partners beneficially owned 94,200 Shares of Common Stock, constituting approximately 1.8% of the Shares outstanding. Mr. Schwarz may be deemed to beneficially own 248,200 Shares, representing approximately 4.6% of the Shares outstanding. Mr. Schwarz has sole voting and dispositive power with respect to the 94,200 Shares owned by Newcastle Partners by virtue of his position with Newcastle Partners. Harold C. Simmons may be deemed a beneficial owner of the 154,000 Shares of Common Stock held by Newcastle Focus because a trust for which Mr. Simmons serves as sole trustee, with sole voting and dispositive power over its

-------------------------------               ----------------------------------
CUSIP No. 368483103                 13D          Page 9 of 13 Pages
-------------------------------               ----------------------------------


investment in Newcastle Focus, currently is the sole limited partner of Newcastle Focus. So long as such trust is the sole limited partner of Newcastle Focus, the sole limited partner can cause the termination of the limited partnership on thirty days' written notice. In the event of a dissolution or distribution by Newcastle Focus, with its current ownership structure, substantially all of such Shares could become assets of the trust. By virtue of this ownership structure and Mr. Schwarz's position with Newcastle Focus, Mr. Schwarz and Mr. Simmons may be deemed to share the power to vote and direct the disposition of the Shares held of record by Newcastle Focus. Mr. Simmons disclaims beneficial ownership with regard to such Shares.

                  As of the close of business on December 22, 2000, CIC beneficially owned 97,800 Shares of Common Stock, constituting approximately 1.8% of the Shares outstanding. Mr. DeRobbio may be deemed to beneficially own 97,800 Shares, representing approximately 1.8% of the Shares outstanding. Mr. DeRobbio has sole voting and dispositive power with respect to the 97,800 Shares owned by CIC by virtue of his position with CIC. All of such Shares were acquired in open-market transactions, except for the 25,000 Shares contributed to CIC by one of its limited partners.

   Item 7 is amended to add the following exhibit:

                  2. Letter from CIC Equity Partners, Ltd. and Newcastle Partners, L.P. to Issuer dated December 22, 2000.

-------------------------------               ----------------------------------
CUSIP No. 368483103                 13D          Page 10 of 13 Pages
-------------------------------               ----------------------------------


                                   SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2000         NEWCASTLE FOCUS FUND II, L.P.

                                 By:     NEWCASTLE CAPITAL
                                          MANAGEMENT, L.P.

                                 By:     NEWCASTLE CAPITAL GROUP,
                                         L.L.C.,
                                         its General Partner

                                 By:     /s/ Mark E. Schwarz
                                         ------------------------------------
                                         Name: Mark E. Schwarz
                                         Title: Managing Member

                                 NEWCASTLE PARTNERS, L.P.

                                  By:      /s/ Mark E. Schwarz
                                           ----------------------------------
                                           Name: Mark E. Schwarz
                                           Title: General Partner

                                /s/ Mark E. Schwarz
                                ---------------------------------------------
                                MARK E. SCHWARZ

                                CIC EQUITY PARTNERS, LTD.

                                  By:      SLP Consultants, Inc.,
                                           its General Partner

                                  By:      /s/ Paul DeRobbio
                                           ---------------------------------
                                           Name: Paul DeRobbio
                                           Title: President

                               /s/ Paul DeRobbio
                               ---------------------------------------------
                               PAUL DEROBBIO


                              /s/ Harold C. Simmons
                              ----------------------------------------------
                              HAROLD C. SIMMONS

-------------------------------               ----------------------------------
CUSIP No. 368483103                 13D          Page 11 of 13 Pages
-------------------------------               ----------------------------------



                                  EXHIBIT INDEX



Exhibit                                                                 Page
-------                                                                 ----
1.   Joint Filing Agreement (previously
     filed).

2.   Letter from CIC Equity Partners, Ltd.                              12-13
     and Newcastle Partners, L.P. to Issuer
     dated December 22, 2000.

-------------------------------               ----------------------------------
CUSIP No. 368483103                 13D          Page 12 of 13 Pages
-------------------------------               ----------------------------------


    NEWCASTLE PARTNERS, L.P.                    CIC EQUITY PARTNERS, LTD.
  4514 Cole Avenue, Suite 600                     Three Lincoln Centre
      Dallas, Texas 75205                     5430 LBJ Freeway, Suite 1700
                                                   Dallas, Texas 75240


                                                  December 22, 2000


Mr. William D. Gehl
Chairman of the Board
Gehl Company
143 Water Street
West Bend, WI 53095

Dear Mr. Gehl:

                  Newcastle Partners, L.P. and CIC Equity Partners, Ltd. (collectively, the "Interested Parties") currently own an aggregate of 192,000 shares of common stock (the "Common Stock") of Gehl Company (the "Company"), representing approximately 3.6% of the issued and outstanding Common Stock. The Interested Parties and certain other persons are parties to a certain Schedule 13D filed with the Securities and Exchange Commission on November 8, 2000. Together with shares under common control with Newcastle Partners, L.P., the Interested Parties currently control approximately 6.4% of the issued and outstanding Common Stock. The Interested Parties continue to believe that there is significant value inherent in the business and assets of the Company despite the Board's failure to take any actions to attempt to maximize stockholder value. Because the Interested Parties believe that the equity markets continue to not fully appreciate the value of the Company's Common Stock and that the trading levels for the Common Stock will not improve significantly in the near future, the Interested Parties believe that it is imperative that the Board aggressively pursue strategic alternatives. To date, the Board has not pursued such alternatives.

                  Accordingly, the Interested Parties hereby set forth their willingness to offer to acquire the Company, through an appropriate acquisition entity to be formed, for $18.00 per share in cash. As you recognize, this offer represents a 67% premium to the Company's current market price of $10.75. We believe that our

-------------------------------               ----------------------------------
CUSIP No. 368483103                 13D          Page 13 of 13 Pages
-------------------------------               ----------------------------------


proposal presents the Company's stockholders with the immediate opportunity to maximize their investment in the Company. As you know, the Company's market value is severely impacted by any significant volume and therefore the Company's Common Stock has provided limited liquidity to its stockholders. This all-cash offer will provide immediate liquidity to all the Company's stockholders and a significant premium to the current market price. This offer is conditioned on satisfactory completion of due diligence, obtaining all necessary financing, obtaining all necessary consents and approvals, including board and stockholder approval, amendment of the shareholder rights plan, waiver of any anti-takeover provisions and certain other customary conditions, including no material adverse change in the Company's business and confirmation that there are appropriate reserves for all contingent liabilities. We are prepared to enter into a confidentiality and exclusivity agreement and commence work immediately in order to satisfy the due diligence and financing contingencies. We are highly confident that the necessary financing can be arranged on an expeditious basis and no later than the execution of a definitive agreement.

                  As stockholders, we feel that the Board has a responsibility to us and all its stockholders to consider fully and impartially any proposal that may significantly increase stockholder value. Accordingly, we continue to stand ready to discuss with you, the Board and members of management any aspect of our proposal so that you will share our confidence and enthusiasm for this transaction - a transaction that we believe serves the best interests of the Company, its stockholders, management, employees and the broader interested community.

                  Please contact Mark Schwarz at (214) 559-7145 or Paul DeRobbio at (972) 450-4227 to discuss any questions you or the Board might have or if you would like further information.


                                               Very truly yours,


Newcastle Partners, L.P.                       CIC Equity Partners, Ltd.


By:   /s/ Mark E. Schwarz                      By:    /s/ Paul DeRobbio
      -------------------                             -----------------
      Mark E. Schwarz                                 Paul DeRobbio
      General Partner                                 Managing Director